Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

BBR ALO FUND, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid
Fees Previously Paid	$60,000,000	(a)	0.01476%	$8,856.00	(b)
Total Transaction Valuation	$60,000,000	(a)		$8,856.00	(b)

Total Fees Due for Filing				-
Total Fees Previously Paid				$8,856.00
Total Fee Offsets				-
Net Fee Due				$-

(a)	Calculated as the aggregate maximum purchase price for shares of limited liability company interests. The fee of $8,856.00 was paid by the Fund in connection with filing its initial Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at 0.01476% of the Transaction Valuation.

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